SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 333-116323-01

EMPRESA BRASILEIRA DE
TELECOMUNICAÇÕES S.A. - EMBRATEL
(Exact name of registrant as specified in its charter)

Brazilian Telecommunications Company
(Translation of registrant's name into English)

Avenida Presidente Vargas, 1012
Rio de Janeiro - RJ, Brazil 20071-910
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Empresa Brasileira de Telecomunicações S.A. - Embratel

Corporate Taxpayer Number 02.558.124/0001-12

(Free Translation)

NOTICE TO SHAREHOLDERS

We hereby inform shareholders that Empresa Brasileira de Telecomunicações S.A. - Embratel (“Company”), in compliance with the Brazilian law and the Company's by-laws, will carry out, within the limits of its authorized capital, an increase of its social capital from R$2,700,000,000.00 (two billion, seven hundred million reais) to up to R$3,012,489,000.00 (three billion, twelve million, four hundred and eighty thousand reais), with an increase, therefore, of up to R$312,489,000.00 (three hundred and twelve million, four hundred and eighty nine thousand reais), through a private subscription by the existing shareholders. Up to 1,013,962,398 (one billion, thirteen million, nine hundred sixty two thousand, three hundred and ninety eight) new common shares will be issued, all of them identical to the outstanding shares, in accordance with the terms of § 1 of Article 171 of Law n° 6.404/76, of 12/15/1976, and its subsequent changes (“Lei das Sociedades Anônimas”), under the following terms.

On March 10, 2005 begins the period to exercise subscription right to acquire new shares for the holders of common shares on March 08, 2005.

1. Value of the Capital Increase

1.1. The value of the capital increase, observing the aforementioned terms, will be of up to R$312,489,000.00 (three hundred and twelve million, four hundred and eighty nine thousand reais), provided that the total amount subscribed reaches a minimum level of R$300,000,000.00 (three hundred million reais).

2. Quantity and Class of Shares to be issued

2.1. Up to 1,013,962,398 (one billion, thirteen million, nine hundred sixty two thousand, three hundred and ninety eight) new common shares, without nominal value, will be issued.

3. Record Date and Subscription Ratio

3.1 The holders of common shares of the Company will have the right to subscribe to 0.21 (twenty-one tenths) new share for each 1 (one) common share held on March 08, 2005.

4. Ex-Rights Trading

4.1. Shares acquired beginning on March 09, 2005, and including this date, shall not entitle the purchaser to the subscription right.

5. Procedure to Subscribe to New Shares

5.1. Shareholders of the Company that decide to exercise preemptive rights in the subscription of new shares must make a prior contact, by telephone (see item 12 for details), with Empresa Brasileira de Telecomunicações S.A. – Embratel's Investor Relations Department to set up, with at least 1 (one) day in advance, an appointment at the Company to subscribe to new shares by signing the subscription bulletin and paying the respective the subscribed value. Appointments can be set at any business day until 02:00PM and will be available from March 10, 2005 through April 11, 2005.

5.2. Payment shall be made in accordance with the instructions in item 9.

5.3. Shareholders must express their interest to subscribe to unsubscribed shares in their respective subscription bulletins.

6. Issue Price

6.1. The issue price will be R$308.18 (three hundred and eight reais and eighteen cents) per lot of one thousand shares of the Company.

6.2. Based on the terms of article 170, paragraph 1, of the Brazilian Corporate Law and its subsequent changes (“Lei das Sociedades Anônimas”) the issue price for the new common shares was determined based on the fact that almost all of the assets of its controlling entity, Embratel Participações S.A. (“Embrapar”), is represented by the shares of the Company, resulting in an economical equivalence between the Company and its controlling entity. Therefore, the issue price was determined based on the share price of Embrapar's preferred shares traded on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo - "Bovespa"), representing (i) a discount of approximately 9% (nine percent) on the volume weighted average closing price of the preferred shares in the last thirty (30) trading days at Bovespa dating from February 03, 2005; and (ii) a discount of approximately 19% (19 percent) on the volume weighted average closing price of the preferred shares in the last sixty (60) trading days at Bovespa dating from February 03, 2005.

7. Dividends

7.1. After ratification of the capital increase by the Board of Directors, the shares issued will be entitled to receive the full amount of any dividends to be declared by the Company thereafter.

8. Period to Exercise the Subscription Right

Begins on: March 10, 2005
Ends on: April 11, 2005

9. Manner of Payment

9.1. Payment shall be made in cash in Brazilian currency at the time of subscription at the Banco do Brasil branch located in the Company's headquarters through an identified deposit (a.k.a. depósito identificado) made via TED, cash or administrative check to the benefit of Empresa Brasileira de Telecomunicações S.A. – Embratel, Corporate Taxpayer Number (a.k.a. CNPJ) 33530486-0001/29. Other relevant bank information will be supplied at the time of subscription.

10. Procedure to Subscribe Remaining Shares

10.1. After the end of the period to exercise preemptive rights, shareholders who had indicated interest, in their subscription bulletins, to subscribe to unsubscribed shares shall have a period of three (3) business days to do so, following the announcement, on April 14, 2005, of the number of shares left to be subscribed. Therefore, the period to subscribe to unsubscribed shares in the first offering round begins on April 15, 2005 and ends on April 19, 2005. The maximum number of shares to be allocated to each subscriber will be determined by multiplying the total number of unsubscribed shares by the percentage calculated by dividing the number of shares subscribed by each respective subscriber by the total number of shares subscribed by all subscribers that have expressed interest in subscribing to unsubscribed shares.

10.2. Shares that remain unsubscribed after the first reoffering round will again be reoffered to shareholders that have indicated interest in reserving for new unsubscribed shares in the leftover subscription bulletin. Shareholders shall have a period of three (3) business days following the announcement of the number of unsubscribed shares from the first offering round, on April 20, 2005, to subscribe to new unsubscribed shares. Therefore, the period to subscribe to unsubscribed shares from the first offering round begins on April 25, 2005 and ends on April 27, 2005, in accordance with the procedures described in item 10.1 to calculate the number of shares to be allocated to each subscriber, observing that the maximum amount of unsubscribed shares to be allocated to each subscriber will be calculated based on the result of the first reoffering round.

10.3. If there is any unsubscribed share after the second reoffering round, the management of the Company may decide, as authorized by the Board of Directors, to carry out other reoffering rounds.

10.4. The balance of unsubscribed shares will be available in the Company's website www.embratel.com.br/ir or may be obtained through a telephone contact with the Investor Relations Department. See item 12 for contact information.

11. Documentation to Subscribe Shares and to Transfer Subscription Rights

11.1. Individual Investors: Identification card, Cadastro de Pessoa Física (CPF) and proof of residence.

11.2. Institutional Investors: registered copy of the most recent by-law or consolidated social contract; Cadastro Nacional de Pessoa Jurídica (CNPJ card); corporate documentation of power of attorney accompanied by registered copies of the Cadastro de Pessoa Física (CPF), identification card and proof of residence of the institutional investor's agent. Investors domiciled outside Brazil may be required to present additional documentation.

11.3. If a party is to be represented through a power of attorney, the power of attorney must be officially registered in a public notary’s office.

12. Contact Information

12.1. Empresa Brasileira de Telecomunicações S.A. – Embratel's Investor Relations Department is located at Av. Presidente Vargas, 1012 – 14th floor, ZIP Code 20071-910, Rio de Janeiro, Rio de Janeiro, telephone number (21) 2121-6474 and fax number (21) 2121-6388.

13. Credit of Shares Subscribed

13.1. Shares subscribed will be credited after 3 (three) business days following the date of the ratification of the capital increase.

Rio de Janeiro, March 04, 2005

Empresa Brasileira de Telecomunicações S.A.
Carlos Henrique Moreira

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2005

Empresa Brasileira de Telecomunicações S.A. - Embratel

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.